Exhibit 99.1

Brussels – 31 October 2023 - 7:00am CET	Regulated and inside information[1]

AB InBev Reports Third Quarter 2023 Results

Continued global momentum, partially offset by US performance, delivered mid-single digit top- and bottom-line growth

“The strength of our global footprint delivered another quarter of top- and bottom-line growth. Revenue increased by 5.0% with an EBITDA increase of 4.1%. We continue to invest in our strategic priorities for the long-term.” – Michel Doukeris, CEO, AB InBev

Total Revenue

+5.0%

Revenue increased by 5.0% in 3Q23 with revenue per hl growth of 9.0% and by 8.3% in 9M23 with revenue per hl growth of 10.1%.

15.1% increase in combined revenues of our global brands, Budweiser, Stella Artois, Corona and Michelob Ultra, outside of their respective home markets in 3Q23, and 16.2% in 9M23.

Approximately 66% of our revenue through B2B digital platforms with the monthly active user base of BEES reaching 3.4 million users.

Over 125 million USD of revenue generated by our digital direct-to-consumer ecosystem.

Total Volume

-3.4%

In 3Q23, total volumes declined by 3.4%, with own beer volumes down by 4.0% and non-beer volumes up by 1.4%. In 9M23, total volumes declined by 1.4% with own beer volumes down by 1.9% and non-beer volumes up by 1.8%.

Normalized EBITDA

+4.1%

In 3Q23, normalized EBITDA increased by 4.1% to 5 431 million USD with a normalized EBITDA margin contraction of 29 bps to 34.9%. In 9M23, normalized EBITDA increased by 7.3% to 15 099 million USD and normalized EBITDA margin contracted by 31 bps to 33.6%. Normalized EBITDA figures of 9M22 include an impact of 201 million USD from tax credits in Brazil.

Underlying Profit

1 735 million USD

Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 1 735 million USD in 3Q23 compared to 1 682 million USD in 3Q22 and was 4 497 million USD in 9M23 compared to 4 354 million USD in 9M22.

Underlying EPS

0.86 USD

Underlying EPS was 0.86 USD in 3Q23, an increase from 0.84 USD in 3Q22 and was 2.23 USD in 9M23, an increase from 2.16 USD in 9M22.

Capital Allocation

3 billion USD	1 billion USD
Debt redemption	Share buyback program

The company has approved a cash tender offer for up to 3 billion USD in aggregate purchase price of outstanding bonds and the AB InBev Board of Directors has approved a 1 billion USD share buyback program to be executed within the next 12 months. For further details please see the Recent Events section on page 13.

1The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 14.

ab-inbev.com	Press release – 31 October 2023 – 1

Management comments

Continued global momentum, partially offset by US performance, delivered mid-single digit top- and bottom-line growth

We delivered a top-line increase of 5.0%, with revenue growth in approximately 80% of our markets, driven by a revenue per hl increase of 9.0% as a result of pricing actions, ongoing premiumization and other revenue management initiatives. Volumes declined by 3.4%, as growth in our Middle Americas, Africa and APAC regions was primarily offset by performance in the US and a soft industry in Europe. EBITDA increased by 4.1% with margin compression of 29bps, as disciplined overhead management and efficient resource allocation enabled increased sales and marketing investments and partially offset anticipated commodity cost headwinds. Underlying EPS was 0.86 USD.

Progressing our strategic priorities

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category:

This quarter we delivered revenue growth in approximately 80% of our markets.

Digitize and monetize our ecosystem:

BEES captured approximately 10.4 billion USD of gross merchandise value (GMV), a 27% increase versus 3Q22 with 66% of our revenue through B2B digital channels. BEES Marketplace is live in 15 markets and generated an annualized GMV of approximately 1.7 billion USD with 65% of BEES customers now also Marketplace buyers.

Optimize our business:

We continue to focus on deleveraging and have approved a cash tender offer for up to 3 billion USD in aggregate purchase price of outstanding bonds. In addition, as part of our objective to maximize value creation, the AB InBev Board of Directors has approved a 1 billion USD share buyback program to be executed within the next 12 months.

Lead and grow the category Driven by our portfolio of megabrands, we are executing on our five proven and scalable levers to drive category expansion:

•   Category Participation: In 3Q23, the percentage of consumers purchasing our portfolio of brands increased or remained stable in the majority of our markets, according to our estimates. Participation increases this quarter were led by female consumers across key markets in Africa and Europe.

•   Core Superiority: In 3Q23, our mainstream portfolio delivered a mid-single digit revenue increase as double-digit growth in South Africa, Colombia and the Dominican Republic was partially offset by the revenue decline of Bud Light in the US. Our mainstream brands gained or maintained share of segment in the majority of our key markets, according to our estimates.

•   Occasions Development: Our global no-alcohol beer portfolio delivered over 10% revenue growth this quarter, with our performance driven by Budweiser Zero in Brazil and growth of Corona Cero in Canada, Mexico and Europe. Leveraging our digital direct-to-consumer products we are developing new consumer insights and consumption occasions. For example, across Latin America, Zé Delivery and TaDa are enabling increased in-home consumption of returnable glass bottle packs by increasing availability and convenience.

ab-inbev.com	Press release – 31 October 2023 – 2

•   Premiumization: Our above core beer portfolio grew revenue by high-single digits in 3Q23 led by our global brands which grew revenue by 15.1% outside of their home markets. Corona delivered a revenue increase of 18.8%, Budweiser grew by 11.8%, Stella Artois by 20.3% and Michelob Ultra by 11.5%.

•   Beyond Beer: Our global Beyond Beer business contributed approximately 385 million USD of revenue in the quarter, a mid-single digit increase versus 3Q22, as growth globally was partially offset by a soft malt-based seltzer industry in the US. Global growth was primarily driven by the expansion of Flying Fish in Africa and the Vicky portfolio in Mexico.

Digitize and monetize our ecosystem

•   Digitizing our relationships with more than 6 million customers globally: As of 30 September 2023, BEES is live in 25 markets with approximately 66% of our 3Q23 revenues captured through B2B digital platforms. In 3Q23, BEES had 3.4 million monthly active users and captured approximately 10.4 billion USD in gross merchandise value (GMV), growth of 11% and 27% versus 3Q22 respectively.

   BEES Marketplace is live in 15 markets with 65% of BEES customers also marketplace buyers. Marketplace captured approximately 420 million USD in GMV from sales of third-party products this quarter, growth of 52% versus 3Q22.

•   Leading the way in DTC solutions: Our omnichannel direct-to-consumer (DTC) ecosystem of digital and physical products generated revenue of more than 390 million USD in 3Q23. Our DTC megabrands, Zé Delivery, TaDa and PerfectDraft are available in 21 markets, generated 16.9 million ecommerce orders and delivered over 125 million USD in revenue this quarter, representing 9% growth versus 3Q22.

Optimize our business

•   Maximizing value creation: The objective of our dynamic capital allocation priorities is to maximize value creation to our shareholders. We continue to proactively manage our debt portfolio and have approved a cash tender offer for up to 3 billion USD in aggregate purchase price of outstanding bonds. In addition, as a result of our continued global momentum and strong free cash flow generation, the AB InBev Board of Directors has approved a 1 billion USD share buyback program to be executed within the next 12 months. Our Underlying EPS was 0.86 USD this quarter, an increase of 0.02 USD per share versus 3Q22, driven by nominal EBITDA growth and continued optimization of our net finance costs.

For further details on the cash tender offer and share buyback program please refer to the Recent Events section on page 13.

•   Advancing our sustainability priorities: We continued to innovate and make progress towards our 2025 Sustainability Goals through key local initiatives with the potential to scale globally. For Climate Action, to support our Scope 3 efforts, we organized supplier collaboration and training events across our key markets. In Sustainable Agriculture, we hosted more than 200 farmers at our annual grower day in the US to share results from our barley variety and crop management research trials. In Water Stewardship, we launched a partnership with WaterAid in Ghana for a solar-powered water delivery system to help advance the delivery of clean and safe water to communities in need. For Circular Packaging, we continued to scale our program in Mexico to recover bottles destined for landfill, recovering more than 145 million bottles during 3Q23.

Creating a future with more cheers

In 9M23, we delivered 8.3% revenue growth, with a 10.1% revenue per hl increase, and 7.3% EBITDA growth while continuing to invest for the long-term in our brands, capacity and digital transformation. The beer category is large and growing, and our unique global leadership advantages, replicable growth drivers and superior profitability position us well to generate value for our stakeholders and deliver on our purpose to create a future with more cheers.

ab-inbev.com	Press release – 31 October 2023 – 3

2023 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in line with our medium-term outlook of between 4-8% and our revenue to grow ahead of EBITDA from a healthy combination of volume and price. The outlook for FY23 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 200 to 230 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY23 to be approximately 4%.

(iii)	Effective Tax Rates (ETR): We expect the normalized ETR in FY23 to be in the range of 27% to 29%. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 4.5 and 5.0 billion USD in FY23.

ab-inbev.com	Press release – 31 October 2023 – 4

Figure 1. Consolidated performance (million USD)
	3Q22	3Q23	Organic
			growth
Total Volumes (thousand hls)	157 284	151 891	-3.4%
AB InBev own beer	137 796	132 325	-4.0%
Non-beer volumes	18 332	18 589	1.4%
Third party products	1 156	977	-14.2%
Revenue	15 091	15 574	5.0%
Gross profit	8 232	8 394	4.1%
Gross margin	54.5%	53.9%	-44 bps
Normalized EBITDA	5 313	5 431	4.1%
Normalized EBITDA margin	35.2%	34.9%	-29 bps
Normalized EBIT	4 055	4 027	2.7%
Normalized EBIT margin	26.9%	25.9%	-57 bps

Profit attributable to equity holders of AB InBev	1 433	1 472
Underlying profit attributable to equity holders of AB InBev	1 682	1 735

Earnings per share (USD)	0.71	0.73
Underlying earnings per share (USD)	0.84	0.86

	9M22	9M23	Organic
			growth
Total Volumes (thousand hls)	446 358	440 021	-1.4%
AB InBev own beer	389 488	382 135	-1.9%
Non-beer volumes	53 820	54 812	1.8%
Third party products	3 050	3 075	2.4%
Revenue	43 118	44 907	8.3%
Gross profit	23 475	24 190	7.2%
Gross margin	54.4%	53.9%	-55 bps
Normalized EBITDA	14 896	15 099	7.3%
Normalized EBITDA margin	34.5%	33.6%	-31 bps
Normalized EBIT	11 160	11 099	6.2%
Normalized EBIT margin	25.9%	24.7%	-48 bps

Profit attributable to equity holders of AB InBev	3 126	3 450
Underlying profit attributable to equity holders of AB InBev	4 354	4 497

Earnings per share (USD)	1.55	1.71
Underlying earnings per share (USD)	2.16	2.23

Figure 2. Volumes (thousand hls)
	3Q22	Scope	Organic	3Q23	Organic growth
			growth		Total	Own beer
North America	27 775	-19	-4 749	23 007	-17.1%	-17.9%
Middle Americas	37 314	-	617	37 931	1.7%	0.9%
South America	40 644	-	- 911	39 733	-2.2%	-2.6%
EMEA	23 724	49	-367	23 407	-1.5%	-1.6%
Asia Pacific	27 610	-	62	27 672	0.2%	0.1%
Global Export and Holding Companies	217	-30	-46	141	-24.4%	23.2%
AB InBev Worldwide	157 284	-	-5 393	151 891	-3.4%	-4.0%

	9M22	Scope	Organic	9M23	Organic growth
			growth		Total	Own beer
North America	79 223	31	-8 853	70 401	-11.2%	-11.6%
Middle Americas	109 338	-	757	110 095	0.7%	-0.2%
South America	117 459	-	-1 703	115 756	-1.4%	-2.0%
EMEA	66 686	153	- 591	66 249	-0.9%	-1.1%
Asia Pacific	72 995	-	4 266	77 261	5.8%	5.7%
Global Export and Holding Companies	657	-185	-214	259	-45.2%	-48.5%
AB InBev Worldwide	446 358	-	-6 336	440 021	-1.4%	-1.9%

ab-inbev.com	Press release – 31 October 2023 – 5

Key Market Performances

United States: Revenue declined by 13.5% impacted by volume performance

●	Operating performance:

o

3Q23: Revenue declined by 13.5% with revenue per hl increasing by 4.9% driven by revenue management initiatives. Sales-to-wholesalers (STWs) declined by 17.6%. Sales-to-retailers (STRs) were down by 16.6%, primarily due to the volume decline of Bud Light and impacted by shipment phasing ahead of our October price increase last year. EBITDA declined by 29.3%, with approximately two thirds of this decrease attributable to market share performance and the remainder from productivity loss, increased sales and marketing investments and support measures for our wholesaler partners.

o	9M23: Revenue declined by 7.1% with revenue per hl growth of 5.3%. Our STWs declined by 11.7% and STRs were down by 11.8%. EBITDA decreased by 20.0%.

●

Commercial highlights: The beer industry remained resilient in 3Q23, delivering revenue growth of 3.3% and gaining share of total alcohol by value in the off-premise, according to Circana. Our total beer market share has remained stable since the last week of April through the end of September. To support our long-term strategy, we continue to invest in our megabrands, wholesaler support measures and key partnerships including the NFL and Folds of Honor, as well as new activations in college football and the NBA. In Beyond Beer, our spirits based ready-to-drink portfolio continued to grow volume by strong double-digits, outperforming the industry.

Mexico: Mid-single digit top- and bottom-line growth

●	Operating performance:

o

3Q23: Revenue grew by mid-single digits with high-single digit revenue per hl growth driven by pricing actions and other revenue management initiatives. Volumes declined by low-single digits, slightly underperforming a soft industry as we cycled a strong market share performance in 3Q22. EBITDA grew by mid-single digits.

o	9M23: Revenue grew by more than 10% with revenue per hl growing by low-teens and volumes flattish. EBITDA grew by low-teens.

●

Commercial highlights: Our core brands delivered mid-single digit revenue growth this quarter and our above core portfolio continued to outperform, led by the strong performance of Modelo and Pacifico. We continued to progress our digital initiatives with our Vendo platform in BEES now enabling digital utilities payments and mobile data purchases in more than 90 000 points of sale and generating over 170 000 transactions in 3Q23.

Colombia: Double-digit top- and bottom-line growth

●	Operating performance:

o	3Q23: Revenue grew by mid-teens with low-single digit volume and low-teens revenue per hl growth, driven by pricing actions and other revenue management initiatives. EBITDA grew by mid-teens.

9M23: Revenue grew by high-single digits with revenue per hl growth of high-single digits. Volumes were flattish. EBITDA grew by more than 10%.

●

Commercial highlights: Our core portfolio led our performance this quarter, delivering mid-teens revenue growth with a particularly strong performance from Poker which grew volumes by high-single digits. In the above core segment, Corona outperformed the industry delivering low-teens volume growth.

ab-inbev.com	Press release – 31 October 2023 – 6

Brazil: Mid-single digit top-line and double-digit bottom-line growth with 628bps of margin expansion

●	Operating performance:

o

3Q23: Revenue grew by 5.3% with revenue per hl growth of 5.5% driven by revenue management initiatives in an environment of moderating inflation. Total volumes were flat, with beer volumes declining by 1.1%, slightly underperforming the industry as we cycled all-time high quarterly volumes in 3Q22. Non-beer volumes increased by 3.7%. EBITDA increased by 30.5% with margin expansion of 628bps.

o	9M23: Total volumes were flat with beer volumes down 1.0% and non-beer volumes up 3.0%. Both revenue and revenue per hl increased by 9.9%. EBITDA grew by 28.7% with margin expansion of 435bps.

●

Commercial highlights: Our premium and super premium brands continued to outperform this quarter, delivering volume growth in the low-teens, led by Original, Spaten and Corona. Non-beer performance was led by our low- and no-sugar portfolio, which grew volumes by over 20%. BEES Marketplace continued to expand, reaching over 750 000 customers, a 15% increase versus 3Q22, and growing GMV by 32%. Our digital DTC platform, Zé Delivery, reached 4.7 million monthly active users this quarter, a 9% increase versus 3Q22, and increased GMV by 8%.

Europe: Low-single digit top- and bottom-line growth

●	Operating performance:

o

3Q23: Revenue grew by low-single digits with mid-teens revenue per hl growth, driven by pricing actions and the continued momentum of our premium and super premium brands. Volumes declined by high-single digits, outperforming a soft industry in more than 80% of our key markets according to our estimates. EBITDA grew by low-single digits.

o	9M23: Revenue grew by high-single digits, driven by mid-teens revenue per hl growth. Volumes declined by mid-single digits. EBITDA increased by mid-single digits.

●

Commercial highlights: We continue to drive premiumization across Europe. Our performance this quarter was driven by our premium and super premium brands which grew revenues by mid-single digits, led by Leffe and Stella Artois. Our digital transformation in Europe is progressing, with BEES now live in the UK, Germany, and the Canary Islands.

South Africa: Double digit top- and mid-single digit bottom-line growth

●	Operating performance:

o

3Q23: Top line grew by high-teens, with revenue per hl growth of high-single digits, driven by revenue management initiatives and continued premiumization. Our volumes increased by high-single digits, outperforming the industry according to our estimates, and supported by shipment phasing ahead of our October price increase. EBITDA grew by mid-single digits, as top-line growth was partially offset by anticipated transactional FX and commodity cost headwinds.

o	9M23: Revenue grew by mid-teens with high-single digit revenue per hl growth and a mid-single digit increase in volume. EBITDA grew by low-single digits.

●

Commercial highlights: The momentum of our business continued this quarter, with our portfolio gaining share of both beer and total alcohol, according to our estimates. Our core portfolio continued to outperform, delivering high-single digit volume growth, and our global brands grew volumes by more than 35%, driven by Corona and Stella Artois.

ab-inbev.com	Press release – 31 October 2023 – 7

China: High-single digit top- and bottom-line growth

●	Operating performance:

o

3Q23: Our top-line grew by 7.1% with revenue per hl increasing by 7.3%, driven by on-premise recovery and continued premiumization. Volumes were flattish, outperforming a softer industry. EBITDA increased by 9.6%.

o	9M23: Volumes grew by 5.7% and revenue per hl by 6.4%, leading to a total revenue increase of 12.5%. EBITDA grew by 14.8%.

●

Commercial highlights: We continue to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation. Our performance this quarter was led by our premium and super premium brands which grew volumes by more than 10%, driven by on-premise recovery and expansion into new cities. The roll out and adoption of the BEES platform continued, with BEES now present in over 230 cities and with over 65% of our revenue generated through digital channels in September.

Highlights from our other markets

●

Canada: Revenue declined by high-single digits this quarter with revenue per hl growth of high-single digits, driven by revenue management initiatives and premiumization. Volumes declined by low-teens, underperforming a soft industry.

●

Peru: Revenue grew by over 10% this quarter with revenue per hl increasing by high-single digits, driven primarily by revenue management initiatives. Volumes increased by low-single digits, driven by the performance of our leading core brand Pilsen Callao and our non-beer portfolio.

●

Ecuador: Revenue grew by mid-single digits this quarter despite volumes declining low-single digits as the industry was impacted by four fewer trading days due to election related dry laws. Our above core brands continued to lead our performance, delivering a high-single digit revenue increase.

●

Argentina: Revenue increased by over 100% on an organic basis in 3Q23, driven by revenue management initiatives in a highly inflationary environment. Volumes declined by mid-teens as overall consumer demand was impacted by inflationary pressures.

●

Africa excluding South Africa: In Nigeria, our top-line grew by over 30% this quarter driven by pricing actions and other revenue management initiatives. Beer volumes declined by more than 10%, driven by a soft industry which was impacted by the continued challenging operating environment. In our other markets, we grew volumes in aggregate by high-single digits in 3Q23, driven primarily by Mozambique, Tanzania, and Uganda.

●

South Korea: Total revenue decreased by high-single digits this quarter with a mid-single digit volume decline, underperforming a soft industry which cycled post-COVID recovery in 3Q22. Revenue per hl decreased by low-single digits, driven primarily by an excise tax increase earlier in the year.

ab-inbev.com	Press release – 31 October 2023 – 8

Consolidated Income Statement

Figure 3. Consolidated income statement (million USD)
	3Q22	3Q23	Organic growth
Revenue	15 091	15 574	5.0%
Cost of sales	-6 860	-7 180	-6.0%
Gross profit	8 232	8 394	4.1%
SG&A	-4 347	-4 583	-6.0%
Other operating income/(expenses)	170	217	18.8%
Normalized profit from operations (normalized EBIT)	4 055	4 027	2.7%
Non-underlying items above EBIT (incl. impairment losses)	-165	-352
Net finance income/(cost)	-1 313	-1 223
Non-underlying net finance income/(cost)	-144	84
Share of results of associates	81	95
Income tax expense	-688	-666
Profit	1 825	1 966
Profit attributable to non-controlling interest	392	494
Profit attributable to equity holders of AB InBev	1 433	1 472

Normalized EBITDA	5 313	5 431	4.1%
Underlying profit attributable to equity holders of AB InBev	1 682	1 735

	9M22	9M23	Organic growth
Revenue	43 118	44 907	8.3%
Cost of sales	-19 644	-20 717	-9.6%
Gross profit	23 475	24 190	7.2%
SG&A	-12 963	-13 635	-8.5%
Other operating income/(expenses)	648	544	23.4%
Normalized profit from operations (normalized EBIT)	11 160	11 099	6.2%
Non-underlying items above EBIT (incl. impairment losses)	-270	-458
Net finance income/(cost)	-3 757	-3 743
Non-underlying net finance income/(cost)	32	-619
Share of results of associates	210	201
Non-underlying share of results of associates	-1 143	-
Income tax expense	-1 933	-1 858
Profit	4 299	4 621
Profit attributable to non-controlling interest	1 174	1 171
Profit attributable to equity holders of AB InBev	3 126	3 450

Normalized EBITDA	14 896	15 099	7.3%
Underlying profit attributable to equity holders of AB InBev	4 354	4 497

We are reporting our Argentinean operation applying hyperinflation accounting under IAS 29, following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, since 2018. Inflation in Argentina has accelerated, resulting in a more significant impact on the organic revenue growth of AB InBev than historically. For illustrative purposes, fully excluding the Argentinean operation, the 3Q23 organic revenue increase for AB InBev would be 1.6% versus the 5.0% reported. For 9M23 revenue growth for AB InBev would be 4.9% versus the 8.3% reported.

Consolidated other operating income/(expenses) in 9M23 increased by 23.4% primarily driven by higher government grants. In 9M22, Ambev recognized 201 million USD income in other operating income related to tax credits. The year-over-year change is presented as a scope change and does not affect the presented organic growth rates.

ab-inbev.com	Press release – 31 October 2023 – 9

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates (million USD)
	3Q22	3Q23	9M22	9M23
COVID-19 costs	-2	-	-16	-
Restructuring	-13	-28	-63	-78
Business and asset disposal (incl. impairment losses)	-149	-324	-143	-361
Legal costs	-	-	-	-19
AB InBev Efes related costs	-1	-	-48	-
Non-underlying items in EBIT	-165	-352	-270	-458
Non-underlying share of results of associates	-	-	-1 143	-

EBIT excludes negative non-underlying items of 352 million USD in 3Q23 and 458 million USD in 9M23. In 3Q23, we recognized a loss of approximately 300 million USD upon disposal of a portfolio of eight beer and beverage brands and associated assets in the US to Tilray Brands, Inc.

Non-underlying share of results of associates of 9M22 includes the non-cash impairment of 1 143 million USD the company recorded on its investment in AB InBev Efes in 1Q22.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	3Q22	3Q23	9M22	9M23
Net interest expense	-826	-789	-2 509	-2 419
Net interest on net defined benefit liabilities	-18	-22	-55	-64
Accretion expense	-215	-194	-551	-579
Net interest income on Brazilian tax credits	34	29	146	107
Other financial results	-287	-247	-788	-787
Net finance income/(cost)	-1 313	-1 223	-3 757	-3 743

Non-underlying net finance income/(cost)

Figure 6. Non-underlying net finance income/(cost) (million USD)
	3Q22	3Q23	9M22	9M23
Mark-to-market	-144	84	152	-619
Gain/(loss) on bond redemption and other	-	-	-120	-
Non-underlying net finance income/(cost)	-144	84	32	-619

Non-underlying net finance cost in 9M23 includes mark-to-market losses on derivative instruments entered into to hedge our shared-based payment programs and shares issued in relation to the combination with Grupo Modelo and SAB.

The number of shares covered by the hedging of our share-based payment program, the deferred share instrument and the restricted shares are shown in figure 7, together with the opening and closing share prices.

ab-inbev.com	Press release – 31 October 2023 – 10

Figure 7. Non-underlying equity derivative instruments
	3Q22	3Q23	9M22	9M23
Share price at the start of the period (Euro)	51.36	51.83	53.17	56.27
Share price at the end of the period (Euro)	46.75	52.51	46.75	52.51
Number of equity derivative instruments at the end of the period (millions)	100.5	100.5	100.5	100.5

Income tax expense

Figure 8. Income tax expense (million USD)
	3Q22	3Q23	9M22	9M23
Income tax expense	688	666	1 933	1 858
Effective tax rate	28.3%	26.3%	27.0%	29.6%
Normalized effective tax rate	26.3%	25.2%	27.5%	26.5%

The decrease in normalized ETR in 3Q23 compared to 3Q22 and the decrease in 9M23 compared to 9M22 is driven by country mix.

Figure 9. Underlying Profit attributable to equity holders of AB InBev (million USD)
	3Q22	3Q23	9M22	9M23
Profit attributable to equity holders of AB InBev	1 433	1 472	3 126	3 450
Net impact of non-underlying items on profit	274	224	1 280	973
Hyperinflation impacts in underlying profit	- 26	39	- 52	74
Underlying profit attributable to equity holders of AB InBev	1 682	1 735	4 354	4 497

Underlying profit attributable to equity holders in 3Q22 and 9M22 were positively impacted by 21 million USD and 172 million USD respectively, and in 3Q23 and 9M23 by 18 million USD and 66 million USD respectively, after tax and non-controlling interest related to tax credits in Brazil.

Basic and underlying EPS

Figure 10. Earnings per share (USD)
	3Q22	3Q23	9M22	9M23
Basic EPS	0.71	0.73	1.55	1.71
Net impact of non-underlying items on profit	0.13	0.11	0.63	0.48
Hyperinflation impacts in EPS	-0.01	0.02	-0.03	0.04
Underlying EPS	0.84	0.86	2.16	2.23
Weighted average number of ordinary and restricted shares (million)	2 012	2 016	2 012	2 016

Figure 11. Key components - Underlying EPS in USD
	3Q22	3Q23	9M22	9M23
Normalized EBIT before hyperinflation	2.02	2.02	5.58	5.56
Hyperinflation impacts in normalized EBIT	-0.01	-0.03	-0.03	-0.06
Normalized EBIT	2.02	2.00	5.55	5.51
Net finance cost	-0.65	-0.61	-1.87	-1.86
Income tax expense	-0.36	-0.35	-1.01	-0.97
Associates & non-controlling interest	-0.15	-0.20	-0.48	-0.49
Hyperinflation impacts in EPS	-0.01	0.02	-0.03	0.04
Underlying EPS	0.84	0.86	2.16	2.23
Weighted average number of ordinary and restricted shares (million)	2 012	2 016	2 012	2 016

ab-inbev.com	Press release – 31 October 2023 – 11

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 12. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	3Q22	3Q23	9M22	9M23
Profit attributable to equity holders of AB InBev	1 433	1 472	3 126	3 450
Non-controlling interests	392	494	1 174	1 171
Profit	1 825	1 966	4 299	4 621
Income tax expense	688	666	1 933	1 858
Share of result of associates	-81	-95	-210	-201
Non-underlying share of results of associates	-	-	1 143	-
Net finance (income)/cost	1 313	1 223	3 757	3 743
Non-underlying net finance (income)/cost	144	-84	-32	619
Non-underlying items above EBIT (incl. impairment losses)	165	352	270	458
Normalized EBIT	4 055	4 027	11 160	11 099
Depreciation, amortization and impairment	1 259	1 403	3 736	3 999
Normalized EBITDA	5 313	5 431	14 896	15 099

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance income or cost; (vi) non-underlying net finance income or cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 31 October 2023 – 12

Recent Events

Announcement of 3 Billion USD cash tender offer

On 31st October 2023, the company approved the launch of a cash tender offer for up to 3 billion USD in aggregate purchase price of outstanding bonds. Additional details will be provided in the press release section of our website at https://www.ab-inbev.com/news-media/press-releases/.

Announcement of 1 Billion USD share buyback program to be executed within the next 12 months

On 30th October 2023, the AB InBev Board of Directors approved a 1 billion USD share buyback program to be executed within the next 12 months. The share buyback program will be implemented in accordance with industry best practices and in compliance with the applicable buyback rules and regulations. To this end, an independent financial intermediary will be appointed to repurchase on the basis of a discretionary mandate. The precise timing of the repurchase of shares pursuant to the program will depend on a variety of factors including market conditions. During the share buyback program, the company will regularly publish press releases with updates on the progress made (if any) as required by law. This information will also be available on the investor relations pages of our website under the payouts section (https://www.ab-inbev.com/investors/payouts/). Our current intention is to hold the shares acquired as treasury shares to fulfil future share delivery commitments under the stock ownership plans. The program will be executed under the powers granted at the General Meeting of Shareholders on 28 April 2021.

ab-inbev.com	Press release – 31 October 2023 – 13

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The organic growth of our global brands, Budweiser, Stella Artois, Corona and Michelob Ultra, excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020. All references per hectoliter (per hl) exclude US non-beer activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. These impacts are excluded from organic calculations. In 9M23, we reported a negative impact on the profit attributable to equity holders of AB InBev of 74 million USD. The impact in 9M23 underlying EPS was -0.04 USD. Values in the figures and annexes may not add up, due to rounding. 3Q23 and 9M23 EPS is based upon a weighted average of 2 016 million shares compared to a weighted average of 2 012 million shares for 3Q22 and 9M22.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 17 March 2023. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflict in Russia and Ukraine and the Middle East and the COVID-19 pandemic. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The third quarter 2023 (3Q23) and the nine months 2023 (9M23) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 6, 8, 9 and 12 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2023, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 7, 10 and 11 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2023 (except for the volume information). References in this document to materials on our websites, such as www.ab-inbev.com or www.bees.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 31 October 2023 – 14

Conference call and webcast

Investor Conference call and webcast on Tuesday, 31 October 2023:

2.00pm Brussels / 1.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 3Q23 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: 877-407-8029

Toll: 201-689-8029

Investors

Shaun Fullalove

Tel: +1 212 573 9287

E-mail: shaun.fullalove@ab-inbev.com

Maria Glukhova

Tel: +32 16 276 888

E-mail: maria.glukhova@ab-inbev.com

Cyrus Nentin

Tel: +1 646 746 9673

E-mail: cyrus.nentin@ab-inbev.com

Media

Fallon Buckelew

Tel: +1 310 592 6319

E-mail: fallon.buckelew@ab-inbev.com

Michaël Cloots

Tel: +32 497 167 183

E-mail: michael.cloots@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 colleagues based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 31 October 2023 – 15

Annex 1: Segment reporting (3Q)

AB InBev Worldwide	3Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q23	Organic Growth
Total volumes (thousand hls)	157 284	-	-	-	-5 393	151 891	-3.4%
of which AB InBev own beer	137 796	17	-	-	-5 488	132 325	-4.0%
Revenue	15 091	-16	-494	248	745	15 574	5.0%
Cost of sales	-6 860	1	257	-171	- 408	-7 180	-6.0%
Gross profit	8 232	-15	-237	77	337	8 394	4.1%
SG&A	-4 347	-10	116	-82	-259	-4 583	-6.0%
Other operating income/(expenses)	170	9	3	2	32	217	18.8%
Normalized EBIT	4 055	-16	-119	-3	110	4 027	2.7%
Normalized EBITDA	5 313	-6	-145	53	216	5 431	4.1%
Normalized EBITDA margin	35.2%					34.9%	-29 bps

North America	3Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q23	Organic Growth
Total volumes (thousand hls)	27 775	-19	-	-	-4 749	23 007	-17.1%
Revenue	4 442	-1	-15	-	-564	3 863	-12.7%
Cost of sales	-1 800	-	5	-	140	-1 656	7.8%
Gross profit	2 642	-1	-10	-	-424	2 207	-16.1%
SG&A	-1 142	-2	5	-	-29	-1 168	-2.5%
Other operating income/(expenses)	6	-	3	-	-10	-2	-
Normalized EBIT	1 506	-3	-2	-	-463	1 038	-30.8%
Normalized EBITDA	1 686	-3	-3	-	-449	1 231	-26.7%
Normalized EBITDA margin	37.9%					31.9%	-608 bps

Middle Americas	3Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q23	Organic Growth
Total volumes (thousand hls)	37 314	-	-	-	617	37 931	1.7%
Revenue	3 574	-	368	-	396	4 338	11.1%
Cost of sales	-1 395	-7	-134	-	-186	-1 722	-13.3%
Gross profit	2 180	-7	234	-	210	2 617	9.6%
SG&A	-880	-6	-98	-	-11	-995	-1.2%
Other operating income/(expenses)	3	8	2	-	3	16	-
Normalized EBIT	1 303	-5	137	-	203	1 637	15.6%
Normalized EBITDA	1 631	3	181	-	236	2 051	14.5%
Normalized EBITDA margin	45.6%					47.3%	141 bps

South America	3Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q23	Organic Growth
Total volumes (thousand hls)	40 644	-	-	-	- 911	39 733	-2.2%
Revenue	2 887	1	-688	248	658	3 106	23.4%
Cost of sales	-1 522	-	297	-171	-188	-1 586	-12.8%
Gross profit	1 364	1	-391	77	470	1 521	35.0%
SG&A	-854	-3	185	-82	-128	-882	-15.4%
Other operating income/(expenses)	64	5	1	2	32	105	47.5%
Normalized EBIT	574	2	-204	-3	375	744	64.7%
Normalized EBITDA	795	2	-258	53	421	1 013	54.5%
Normalized EBITDA margin	27.5%					32.6%	674 bps

ab-inbev.com	Press release – 31 October 2023 – 16

EMEA	3Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q23	Organic Growth
Total volumes (thousand hls)	23 724	49	-	-	-367	23 407	-1.5%
Revenue	2 110	17	-73	-	212	2 266	9.9%
Cost of sales	-1 065	-10	49	-	-155	-1 181	-14.4%
Gross profit	1 045	7	-24	-	57	1 085	5.4%
SG&A	-627	-12	8	-	-21	-652	-3.2%
Other operating income/(expenses)	50	-3	-1	-	17	62	35.7%
Normalized EBIT	468	-8	-17	-	53	496	11.5%
Normalized EBITDA	744	-8	-28	-	45	752	6.1%
Normalized EBITDA margin	35.3%					33.2%	-121 bps

Asia Pacific	3Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q23	Organic Growth
Total volumes (thousand hls)	27 610	-	-	-	62	27 672	0.2%
Revenue	1 876	-4	-90	-	96	1 878	5.1%
Cost of sales	-889	-	43	-	-39	-886	-4.4%
Gross profit	987	-4	-47		56	993	5.7%
SG&A	-549	2	25	-	-46	-567	-8.4%
Other operating income/(expenses)	36	-	-2	-	1	34	2.8%
Normalized EBIT	474	-1	-24	-	12	460	2.5%
Normalized EBITDA	638	-1	-33	-	21	625	3.3%
Normalized EBITDA margin	34.0%					33.3%	-59 bps

Global Export and Holding Companies	3Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q23	Organic Growth
Total volumes (thousand hls)	217	-30	-	-	-46	141	-24.4%
Revenue	202	-30	3	-	-53	122	-30.6%
Cost of sales	-189	19	-2	-	21	-151	12.3%
Gross profit	14	-11	1	-	-32	-28	-
SG&A	-296	11	-9	-	-26	-320	-9.2%
Other operating income/(expenses)	12	-	-	-	-10	1	-
Normalized EBIT	-270	-	-9	-	-68	-347	-25.4%
Normalized EBITDA	-181	2	-4	-	-58	-240	-32.2%

ab-inbev.com	Press release – 31 October 2023 – 17

Annex 2: Segment reporting (9M23)

AB InBev Worldwide	9M22	Scope	Currency Translation	Organic Growth	9M23	Organic Growth
Total volumes (thousand hls)	446 358	-	-	-6 336	440 021	-1.4%
of which AB InBev own beer	389 488	46	-	-7 399	382 135	-1.9%
Revenue	43 118	-56	-1 704	3 549	44 907	8.3%
Cost of sales	-19 644	22	776	-1 871	-20 717	-9.6%
Gross profit	23 475	-34	-929	1 678	24 190	7.2%
SG&A	-12 963	-27	460	-1 104	-13 635	-8.5%
Other operating income/(expenses)	648	-194	-14	104	544	23.4%
Normalized EBIT	11 160	-255	-483	677	11 099	6.2%
Normalized EBITDA	14 896	-245	-616	1 064	15 099	7.3%
Normalized EBITDA margin	34.5%				33.6%	-31 bps

North America	9M22	Scope	Currency Translation	Organic Growth	9M23	Organic Growth
Total volumes (thousand hls)	79 223	31	-	-8 853	70 401	-11.2%
Revenue	12 634	1	-82	-765	11 789	-6.1%
Cost of sales	-5 149	-3	28	48	-5 076	0.9%
Gross profit	7 486	-2	-54	-717	6 713	-9.6%
SG&A	-3 421	-30	30	-100	-3 521	-2.9%
Other operating income/(expenses)	34	-	3	-20	16	-
Normalized EBIT	4 098	-32	-21	-837	3 209	-20.6%
Normalized EBITDA	4 660	-32	-25	-834	3 769	-18.0%
Normalized EBITDA margin	36.9%				32.0%	-466 bps

Middle Americas	9M22	Scope	Currency Translation	Organic Growth	9M23	Organic Growth
Total volumes (thousand hls)	109 338	-	-	757	110 095	0.7%
Revenue	10 267	-	540	1 103	11 911	10.7%
Cost of sales	-4 020	-6	-192	-430	-4 648	-10.7%
Gross profit	6 248	-6	348	673	7 263	10.8%
SG&A	-2 511	-18	-151	-177	-2 858	-7.0%
Other operating income/(expenses)	-9	9	2	22	24	-
Normalized EBIT	3 728	-15	199	518	4 429	13.9%
Normalized EBITDA	4 691	-7	270	591	5 545	12.6%
Normalized EBITDA margin	45.7%				46.6%	78 bps

South America	9M22	Scope	Currency Translation	Organic Growth	9M23	Organic Growth
Total volumes (thousand hls)	117 459	-	-	-1 703	115 756	-1.4%
Revenue	8 220	1	-1 403	2 138	8 956	26.4%
Cost of sales	-4 315	-	531	-750	-4 535	-17.6%
Gross profit	3 905	1	-872	1 388	4 421	36.0%
SG&A	-2 463	-16	383	-590	-2 686	-24.1%
Other operating income/(expenses)	376	-196	-10	105	276	58.9%
Normalized EBIT	1 818	-211	-499	904	2 011	56.7%
Normalized EBITDA	2 461	-211	-614	1 143	2 779	51.7%
Normalized EBITDA margin	29.9%				31.0%	539 bps

ab-inbev.com	Press release – 31 October 2023 – 18

EMEA	9M22	Scope	Currency Translation	Organic Growth	9M23	Organic Growth
Total volumes (thousand hls)	66 686	153	-	- 591	66 249	-0.9%
Revenue	6 050	55	-409	641	6 337	10.5%
Cost of sales	-3 066	-30	240	-536	-3 392	-17.3%
Gross profit	2 984	25	-169	105	2 945	3.5%
SG&A	-1 968	-43	102	-50	-1 959	-2.5%
Other operating income/(expenses)	138	-7	-4	18	145	14.0%
Normalized EBIT	1 154	-24	-71	73	1 131	6.5%
Normalized EBITDA	1 936	-24	-126	107	1 894	5.6%
Normalized EBITDA margin	32.0%				29.9%	-138 bps

Asia Pacific	9M22	Scope	Currency Translation	Organic Growth	9M23	Organic Growth
Total volumes (thousand hls)	72 995	-	-	4 266	77 261	5.8%
Revenue	5 347	-10	-351	571	5 557	10.7%
Cost of sales	-2 544	-	167	-258	-2 635	-10.1%
Gross profit	2 803	-10	-184	313	2 921	11.2%
SG&A	-1 548	6	98	-156	-1 600	-10.1%
Other operating income/(expenses)	103	-	-6	-9	87	-9.2%
Normalized EBIT	1 358	-5	-92	148	1 408	10.9%
Normalized EBITDA	1 870	-5	-124	157	1 897	8.4%
Normalized EBITDA margin	35.0%				34.1%	-73 bps

Global Export and Holding Companies	9M22	Scope	Currency Translation	Organic Growth	9M23	Organic Growth
Total volumes (thousand hls)	657	-185	-	-214	259	-45.2%
Revenue	601	-104	-	-139	358	-28.0%
Cost of sales	-551	61	2	56	-431	11.4%
Gross profit	50	-42	2	-84	-73	-
SG&A	-1 052	75	-2	-32	-1 012	-3.3%
Other operating income/(expenses)	7	-	1	-12	-4	-
Normalized EBIT	-995	33	1	-128	-1 089	-13.3%
Normalized EBITDA	-722	34	3	-101	-786	-14.7%

ab-inbev.com	Press release – 31 October 2023 – 19